                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington. DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                          Under Section 12(b) or 12(g)
                     of the Securities Exchange Act of 1934

                     Diamond Discoveries International Corp.
             (Exact name of registrant as specified in its charter)

            Delaware                                     06-1579927
  (State or other jurisdiction              (I.R.S. Employer Identification No.)
of incorporation or organization)

       119 West 23rd Street, Suite 508
       New York, New York                                          10011
(Address of registrant's principal executive offices)              (Zip Code)

                                  (212)741-8934
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

                                          Name of each exchange
Title of each class to be so registered:  on which each class is to be registered:
----------------------------------------  ----------------------------------------
                 None                                      None

Securities to be registered under Section 12(g) of the Act:

                                  Common Stock,
                                 par value $.001

                        Copies to: Jeffrey A. Rinde, Esq.
                               Bondy & Schloss LLP
                               6 East 43rd Street
                          New York, New York 10017-4656
                          Telephone No. (212)-661-3535
                             Fax No. (212) 972-1677

                   Index to Form 10-SB Registration Statement

PART I - INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Business .............................................  1

Item 2. Management's Discussion and Analysis or Plan of Operation ...........  7

Item 3. Description of Property .............................................  7

Item 4. Security Ownership of Certain Beneficial Owners and Management ......  9

Item 5. Directors, Executive Officers, Promoters and Control Persons ........ 10

Item 6. Executive Compensation .............................................. 11

Item 7. Certain Relationships and Related Transactions ...................... 11

Item 8. Description of Securities ........................................... 12

PART II

Item 1. Market Price of and Dividends on the Registrant's Common
        Equity and Other Shareholder Matters ................................ 14

Item 2. Legal Proceedings ................................................... 14

Item 3. Changes in and Disagreements With Accountants ....................... 14

Item 4. Recent Sales of Unregistered Securities ............................. 14

Item 5. Indemnification of Directors and Officers ........................... 15

PART F/S Financial Statements ...............................................F-1

PART III

Item 1. Index of Exhibits ................................................... 17

Item 2. Description of Exhibits ............................................. 18


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

                                     PART I

Item 1. Description of Business

General Development of Business

      The Company was incorporated on April 24, 2000. The Company has conducted no operations to date. The Company signed an Acquisition Agreement on September 12, 2000 (the "Acquisition Agreement") with Messrs. Peter Ferderber and Stanley
G. Hawkins and Tandem Resources Ltd., a Canadian mining exploration company for which Mr. Hawkins is the President, to acquire certain mining claims in the Torngat fields on the east coast of Ungava Bay in Northern Quebec, Canada, which the Company believes contains diamondiferous kimberlite, and plans to extract and produce diamonds from this diamondiferous kimberlite.

Description of Business

      The Company plans to engage in the exploration and development of mineral resources properties whose initial focus will be in the Torngat fields in Quebec, Canada.

      The Company has entered into an Acquisition Agreement to purchase from Messrs. Peter Ferderber and Stanley G. Hawkins 469.05 square kilometers of mining claims in northwest Quebec, Canada, on the eastern shore of Ungava Bay (collectively the "Claims"). The Company believes, based upon studies of adjacent lands, that the Claims contain diamondiferous kimberlite, an igneous rock that contains the only diamonds known to occur in the rock matrix where they originally formed. The Company has obtained a progress report by Fenton Scott, P.Eng of Don Mills, Ontario, Canada, which it feels supports these beliefs.

      As consideration for the acquisition of these Claims, the Company has issued 1,000,000 shares of its common stock to each of Messrs. Ferderber and Hawkins and has paid $35,000 Canadian to Mr. Hawkins and $25,000 Canadian to Mr. Ferderber.

      Tandem Resources Ltd., a Canadian domiciled company listed on the Montreal stock exchange (TDM-ME), which is owned by Mr. Hawkins, has received an option to purchase 40% of the Claims conditioned on (i) the Company expending $5,000,000 Canadian on exploration of the Claims; (ii) Tandem paying the Company $2,000,000 Canadian; and (iii) the Company and Tandem entering into a joint venture agreement to operate the Claims within 60 days of the Company demonstrating expenditure of $5,000,000 Canadian on exploration of these Claims. In addition, the Company will have twenty-one (21) days from the date it notifies Tandem that it has expended $5,000,000 Canadian on exploration, to negotiate a financing agreement with Tandem to provide Tandem with the $2,000,000 Canadian required to exercise the option. Should no agreement be reached in the twenty-one (21) day period, the Company's right to provide this financing shall expire. Also, upon the closing of the Acquisition Agreement, the

Company assigned to Messrs. Ferderber and Hawkins a one (1%) percent interest in the "Net Smelter Returns" of the Claims, one-half of which is payable over the first $50,000,000 Canadian in revenues from the Claims. The interest in these "Net Smelter Returns" terminates once Messrs. Ferderber and Hawkins have received, in the aggregate, $10,000,000 Canadian. Net Smelter Returns is determined by the net amount of money received from the sale of ore, or ore concentrates or other products from the Claims to a smelter or other ore buyer.

      Mr. Ferderber holds certain mining exploration permits over the Claims. Such permits expire at dates ranging from October 17, 2004 to March 30, 2005. These permits, once expired, may be renewed for an additional five years at an annual licence fee of $75 Canadian per square kilometer. The Company has obtained the opinion of Lavery, de Billy, Banisters and Solicitors of Montreal, Canada, dated July 10, 2000, that Mr. Ferderber is the record owner of the permits under the Mining Act of Quebec and that the permits are in good standing as of June 21, 2000. The opinion further states that at the date of examination, there were no liens, charges or encumbrances registered against any of the Claims.

      Mr. Ferderber has executed a Transfer of Mining Rights in favor of the Company, as of June 20, 2000, which transfers mining rights over all of the Claims to the Company. This Transfer of Mining Rights was incorporated into the Acquisition Agreement.

      The Company, in conjunction with Messrs. Ferderber and Hawkins, intends to develop the Claims from early stage exploration through economic viability by accumulating the appropriate data. Prior to any mining decisions, a diamond deposit must be assessed to determine the total tonnage of diamond bearing material, the average grade of the rock, the estimated size distribution of the diamonds in the deposit and the average value per carat of the diamonds. Gathering this data usually takes at least two years. At that time, the Company will evaluate whether, and if so how, to proceed.

      At the present time, the Company does not hold any interest in a mining property that is in production. The Company's viability and potential success lie in its ability to develop, exploit and generate revenue from the Claims. There can be no assurance that such revenues will be obtained. The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluations, experience and knowledge may not eliminate. While discovery of a mine may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on the Claims or future claims which the Company plans to acquire will result in a profitable commercial mining operation.


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

      The operations of the Company are subject to all of the hazards and risks normally incident to exploration and development of mineral properties, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damages. The activities of the Company may be subject to prolonged disruptions due to weather conditions surrounding the location of Claims in which the Corporation has interests. Hazards, such as unusual or unexpected rock formation, rocks bursts, pressures, cave-ins, flooding or other conditions may be encountered in the digging and removal of material. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or be excluded from coverage. There is no assurance that the Company will obtain insurance. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Company and, potentially, its financial position.

      Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Kimberlites and Diamonds in Northern Quebec

      It has long been established that economic diamondiferuos kimberlites are concentrated on the cratons of the Superior Province half of which is located in Northern Quebec. Moorhead, et al Kimberlites and Diamonds in Northern Quebec. Four separate kimberlite fields, the Temiscamingue, Desmaraisville, Otish and Torngat fields, are located in Quebec.

      Twin Mining (TWG-TSE) was the first to stake the Torngat fields in mid 1999. Their property currently covers 444 square kilometers in the eastern coast of Unagava Bay in Northern Quebec. Shortly after this, also in mid 1999, Messr's Ferderber and Hawkins staked 469.05 square kilometers in the Torngat fields. The Torngat fields are composed of a central plateau about 400 meters above sea level and is broken by steep-sided gorges and fjords along the coast. The largest of these features, Alluviaq Fjord, bisects the Claims.


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      These acquisitions were based on the discovery of a 1.5 mm. gem quality diamond in 1997 by a graduate student completing a masters thesis on Kimberlite dikes in the Ungava region. Several dikes including Twin Mining Corporation's discovery at the Torngnat fields, are well exposed sub-vertical features in Alluviaq Fjord and display excellent horizontal and vertical continuity.

Industry and Competition

      Worldwide

      DeBeers Consolidated Mines ("DeBeers") controls the marketing of about 70% of the supply of rough diamonds through the Central Selling Organization (CSO). DeBeers, the world's largest producer of rough diamonds, has marketing agreements with a number of other producers and channels this production through the CSO. Diamond producers can avoid the marketing fees charged by the CSO by negotiating directly with rough dealers, a practice that is becoming more prevalent throughout the industry. Management believes that the entire diamond industry may begin to see vertical integration whereby manufacturers of diamond jewelry will move to secure proprietary supplies by taking equity positions in producers (e.g. Tiffany's purchase of a 14% interest in Aber Resources which has a 40% interest in the developing Diavik deposit in northern Canada).

      Additionally, management anticipates that the world market for diamonds will potentially tighten due to a backlash against the so called "blood diamonds" of Angola and Sierra Leone. "Blood diamonds" is a term used to describe diamonds that are sold, the proceeds of which are used to fund guerrilla warfare. In response to the backlash against "blood diamonds", the Royal Canadian Mounted Police are developing a technology that would "fingerprint" diamonds, identifying them by trace impurities that could be tracked to known mines in Canada. The territorial government will provide certificates that diamonds were mined and cut in the Northwest Territories. The aim is to distinguish Canadian diamonds from those diamonds associated with the images of war in West Africa. The effect of this procedure is expected to be an increase in demand for the diamonds mined in Canada.

      Canada

      Currently in Canada, there is one mine in production, the Ekati Mine, which produces about $2 million worth of diamonds a day, or five (5%) percent of the world production. Two other mines are expected to start producing by 2005. These mines are expected to help Canada join the ranks of the world's top diamond producing countries which include Botswana, Russia, South Africa and Angola.

      Preliminary results indicate that Northern Quebec has strong diamond mining potential. The Twin Mining Corporation has discovered an extensive diamondiferous


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

kimberlite dike system and has recovered a total of 475 micro and macrodiamonds since mid 1999. Twin Mining has successfully completed a public offering in Canada, raising about $8 million dollars Canadian.

      The mineral exploration and mining business is competitive in all of its phases. The Company expects to compete with numerous other companies and individuals, including competitors with greater financial, technical and other resources than the Company, in the search for and the acquisition of attractive mineral claims. The ability of the Company to acquire claims in the future will depend not only on its ability to develop its present Claims, but also on its ability to select and acquire suitable claims or prospects for mineral exploration. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such claims or prospects.

Government Regulation and Licensing

      The operations of the Company require licenses and permits from various governmental authorities. The Company believes that it presently holds all necessary licenses and permits required to carry on with its intended activities under applicable laws and regulations and the Company believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in regulations and in various operating circumstances. The Company may not be able to obtain all necessary licenses and permits required to carry out exploration, development and mining operations for its intended projects.

      The Company has obtained the opinion of Lavery, de Billy, Barristers and Solicitors of Montreal, Canada, dated July 10, 2000, that Mr. Ferderber was the record owner of the Mining Exploration Permits pertaining to the Claims under the Mining Act of Quebec and that the permits were in good standing as of June 21, 2000. The opinion further states that at the date of examination, there were no liens, charges or encumbrances registered against any of the Claims. However, the opinion disclaims any physical verification of the location of the Claims and states that no survey of the area covered by the permits was conducted.

Seasonality

      Due to inclement weather in the Northwest Territories during the months of January and February, there can be no exploration during these months.

Employees

      The Company currently employs two individuals, Mr. Teodosio V. Pangia and Mr. Thomas Franzone, both of whom are executive officers. On August 14, 2000, the Company entered into a prospecting and survey agreement with Prospecting Geophysics Ltd. to act as the on-site


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

project manager. Peter Ferderber is the President of Prospecting Geophysics Ltd. and will act as a consultant for the Company.

Currency Fluctuation

      The Company's currency fluctuation exposure is primarily to the Canadian dollar as the Claims are located in the Ungava Bay area in Northern Quebec. Such fluctuations may materially affect the Company's financial position and results of operations.

      References to the dollar in this Form 10-SB are to US dollars, and "Canadian" appears after references to Canadian dollars. Unless otherwise stated, the translations of US dollars into Canadian dollars and vice versa have been made at the average rate for the year indicated.


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

Item 2. Management's Discussion and Analysis of Financial Condition and Plan of Operation

      The following discussion regarding Diamond Discoveries International Corp. and its business and operations contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements.

Plan of Operation

      The Company was incorporated in April of 2000, and does not have any operating history or financial results. As of July 31, 2000, the Company currently has approximately $70,000 of cash which the Company believes is sufficient to last for no more than three (3) months. The Company seeks additional equity or debt financing of $500,000 to $1,500,000 for the next six
(6) to nine (9) months.

      Prior to any mining decisions, a diamond deposit must be assessed to determine the total tonnage of diamond bearing material, the average grade of the rock, the estimated size distribution of the diamonds in the deposit and the average value per carat of the diamonds. Gathering this data usually takes at least two years. Once these factors are clearly established, the viability of extracting diamonds can be estimated. At that time, the Company will evaluate whether, and if so how, to proceed.

      The Company does not expect to make any significant expenditures to purchase any equipment as all equipment necessary for the mining explorations will be provided by Prospecting Geophysics Ltd. pursuant to the Prospecting and Survey Agreement dated August 14, 2000.

      The Company now employs two individuals, both of whom are executive officers of the Company. The Company does not expect any significant changes in the number of employees within the next twelve months.

Item 3. Description of Property

      The Company does not own real property nor does it hold any lease or other real property interest except for the Claims it has acquired pursuant to the Acquisition Agreement as described under the Description of Business.


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

      The Company has entered into a Prospecting and Survey Agreement with Prospecting Geophysics Ltd. to act as on-site project manager for the Company's mining activities. The following information is provided in compliance with "Guide 7 of Industry Guides Under the Securities Act and the Exchange Act" for issuers engaged or to be engaged in significant mining operations:

      (1) The Claims acquired by the Company in the Acquisition Agreement is
469.05 square kilometers of mining claims in northwest Quebec, Canada, on the eastern shore of Ungava Bay. With the exception of the months of January and February in which there is inclement weather in the area surrounding the Claims, there is nothing preventing access to the Claims. However, hazardous weather conditions could prevent the Company from accessing the Claims in other months as well.

      (2) Pursuant to the Transfer of Mining Rigthts agreement between Peter Ferderber and the Company, Peter Ferderber has transferred to the Company six
(6) Mining Exploration Permits for the Claims. Further, pursuant to the Acquisition Agreement, in consideration for the Claims, the Company has issued 1,000,000 shares of its common stock to Mr. Ferderber and has paid him $25,000 Canadian, and at Mr. Ferderber's request, $35,000 Canadian to Stanley G. Hawkins. The Company has obtained the opinion of Lavery, de Billy, Berristers and Solicitors of Montreal, Canada dated July 10, 2000, that Mr. Ferderber was the record owner of the permits under the Mining Act of Quebec and that the permits were in good standing as of June 21, 2000.

      (3) To the knowledge of the Company, Messr's Ferderber and Hawkins staked the 469.05 square kilometer property in the Torngat fields in northwest Quebec, Canada, on the eastern shore of Ungava Bay in 1999, and there were no previous owners, operators, or operations on the property.

      (4) (i) Although there can be no assurance of successful diamond exploration, the Company believes, based upon studies performed on adjacent lands and on an initial progress report of the Claims, that the current condition of the Claims is comparable to land that has proven successful for diamond exploration. The Claims are in a location over an early Precambrian bedrock segment called an "Archon." An Archon is an immobile segment of the earth's crust exceeding 1.5 billion years in age. Kimberlites, widely regarded as the main source for diamond production, are reported from postulated Archon called the "Baltic Shield". Only in the past decade have diamond explorers recognized that these Baltic Shield rocks are potentially viable for diamonds.

      The proposed program of the Company is exploratory in nature. There has been an airborne magnetometer survey over the Claims that has identified evidence of six magnetic dykes at the south end of the Claims covered by the permits. The Company intends to survey, locate and sample the dykes on the Claims. There can be no assurance that the Company will be able to engage in these additional activities. Whether a mineral deposit will be commercially viable depends on a number of factors such as the size and


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grade of the mineral deposits. Gathering the appropriate data can take up to two years. Once the Company has established all the factors effecting the viability of extracting diamonds the Company will evaluate whether, and if so how, to proceed. The Company intends to engage in open-pit mining.

            (ii) No plant or equipment will be utilized during the mining process. The mining will be conducted through the use of hand tools such as a hammer or pick-ax.

      (5) In the Quebec sector of the Torngat belt, roughly fifteen dykes have been mapped. These dykes occupy fractures oriented at an approximately right angle to the country rocks, suggesting tensions opened up by later scale folding. Two of these dykes on an adjacent property have been sampled, confirming the presence of diamonds which were originally reported by a University of Montreal graduate student. However, to date, no proven reserves have been established and there can be no assurance that any such reserves will ever exist.

Item 4. Security Ownership of Certain Beneficial Owners and Management

      The following table sets forth the name and address of each officer and director of the Company and each person who owns beneficially more than five percent of the Common Stock of the Company, and the number of shares owned by each such person and by all officers and directors as a group:

----------------------------------------------------------------------------------------------------------
Name and Address of Beneficial Owner          Amount and Nature of Ownership        Approximate % of Class
------------------------------------          ------------------------------        ----------------------
TVP Capital Corp.*                            3,450,000                             20.29%
----------------------------------------------------------------------------------------------------------
Peter Ferderber                               1,000,000                             5.88%
----------------------------------------------------------------------------------------------------------
Stanley G. Hawkins                            1,000,000                             5.88%
----------------------------------------------------------------------------------------------------------
Tom Franzone                                  275,000                               1.62%
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Directors and Officers as a Group             3,725,000                             21.91%
----------------------------------------------------------------------------------------------------------

*     Teodosio V. Pangia is the sole shareholder of TVP Capital Corp.


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

Item 5. Directors, Executive Officers, Promoters and Control Persons

     Name                         Age                Company Position

     Teodosio V. Pangia           41                 Chairman/CEO

     Thomas Franzone              44                 Treasurer/Controller

     Peter Ferderber              73                 Consultant

     Stanley G. Hawkins           69                 Advisor

Teodosio V. Pangia

      Among his many business affiliations, Mr. Teodosio V. Pangia has been an Officer and Director of the Company since its formation in April 2000. He is also the Chairman and founder of TVP Capital Corp., a U.S. based venture capital company which has provided consulting services to the Company. Mr. Pangia is also President of Tyler Dylan, an Ontario, Canada based investment company. In addition, Mr. Pangia was a co-founder and consultant of Environmental Solutions Worldwide, a company that has developed and patented a catalytic converter that does not require precious metals. A recent venture of Mr. Pangia is Enviro Industrial Technologies, Inc ("Enviro") of which he is Chairman and Chief Executive Officer. Enviro is a company whose primary focus is on the processing and marketing of industrial minerals. From 1992 through 1997, Mr. Pangia was Director and Chief Executive Officer of Ecology Pure Air International, a Canadian company engaged in developing an automobile fuel catalyst. In 1997, a petition in bankruptcy was brought against Mr. Pangia in the Ontario Court of Justice. That petition, and a related order, were dismissed.

Thomas Franzone

      Mr. Franzone has been the President of Enviro Industrial Technologies, Inc. since its formation in April 2000. From 1999 to when he joined Enviro Industrial Technologies, Inc., he was the President of Franzone Consulting Corp. located in New York City. From 1996 to 1999 Mr. Franzone held the position of controller at Direct Approach Marketing. He came to Direct Approach Marketing after spending a year at Patient Education Media where he held the position of Accounting Manager. From November 1989 to 1995 he worked as Controller for Empire Diamond Corp.


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

Peter Ferderber

      Mr. Ferderber, a consultant to the Company, has been involved in mining exploration for over forty years. He has been the President of Prospecting Geophysics Ltd., a mining exploration company located in Quebec, Canada, since 1955 and was awarded the "Prospector of the Year" PDA award for Canada and the Province of Quebec in 1979.

Stanley G. Hawkins

      Since l995, Mr. Hawkins, an advisor to the Company, has been the President of Tandem Resources Ltd., a Canadian Company listed on the Montreal Stock Exchange (TDM-ME), involved in managing mining explorations. Mr. Hawkins holds a degree in Engineering: Mining from the University of Toronto.

Item 6. Executive Compensation

      The executive officers, Mr. Pangia and Mr. Franzone, do not receive any annual salary compensation for their services. However, there can be no assurance that the executive officers will not receive an annual salary in the future.

      The Company has issued 3,450,000 shares of common stock to TVP Capital Corp. of which Mr. Pangia is the sole shareholder. The Company has also issued 275,000 shares of common stock to Mr. Franzone. All the shares issued to TVP Capital Corp. and Mr. Franzone are considered "restricted securities" and in the future may be sold only in compliance with Rule 144 or in an exempt transaction under the Securities Act of 1933, as amended, (the "Act") unless registered under the Act.

Employment Agreements

      The Company does not have employment agreements for any of the officers and Directors of the Company.

Stock Option Agreements

      None

Item 7. Certain Relationships and Related Transactions

      The Company has entered into a Acquisition Agreement dated September 12, 2000 with Mr. Ferderber, Mr. Hawkins and Tandem Resources Ltd. The Acquisition Agreement provides for the Company to purchase certain mining claims from Messrs.

 Ferderber and Hawkins. Such Claims cover 469.05 square kilometers in the Torngat fields in northwest Quebec, Canada, on the eastern shore of Ungava Bay. As consideration for the acquisition of these Claims, the Company has issued 1,000,000 shares of its common stock to each of Messrs. Ferderber and Hawkins and has paid $35,000 Canadian to Mr. Hawkins and $25,000 Canadian to Mr. Ferderber.

      In addition, the Acquisition Agreement further provides for an option to Tandem Resources Ltd., to purchase 40% of the Claims conditioned on (i) the Company expending $5,000,000 Canadian on exploration of the Claims; (ii) Tandem paying the Company $2,000,000 Canadian and (iii) the Company and Tandem entering into a joint venture agreement to operate the Claims within 60 days of the Company demonstrating expenditure of $5,000,000 Canadian on exploration of the Claims. In addition, the Company will have twenty-one (21) days from the date it notifies Tandem that it has expended $5,000,000 Canadian on exploration of the Claims, to negotiate a financing agreement with Tandem to provide Tandem with the $2,000,000 Canadian required to exercise the option. Should no agreement be reached in the twenty-one (21) day period, the Company's right to provide this financing shall expire. Also, upon the closing of the acquisition, the Company assigned to Messrs. Ferderber and Hawkins a one (1%) percent interest in the Net Smelter Returns of the Claims, half of which is payable over the first $50,000,000 Canadian in revenues from the Claims. This interest in the Net Smelter Returns terminates once Ferderber and Hawkins have received, in the aggregate, $10,000,000 Canadian.

      In connection with the Acquisition Agreement, Mr. Ferderber has executed a Transfer of Mining Rights in favor of the Company, as of June 20, 2000 which transfers mining rights over all of the Claims to the Company.

      The Company has entered into a Prospecting and Survey Agreement with Prospecting Geophysics Ltd. dated August 14, 2000, whereby Prospecting Geophysics Ltd. will act as the project manager for the Company's mining operations. Peter Ferderber is the President of Prospecting Geophysics Ltd.

      The Company believes that the terms of the above transactions are on terms at least as favorable to the Company as could have been obtained from arms-length negotiations with unrelated third parties.

Item 8. Description of Securities

Common Stock

      The authorized capital stock of Diamond Discoveries International Corp. consists of 80,000,000 shares of Common Stock, par value $.001 of which 17,000,000 are issued and outstanding on July 31, 2000. All outstanding shares of Common Stock are fully paid and non-assessable. Each holder of record of Common Stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. Cumulative voting is not authorized by the Articles of Incorporation.

      Holders of Diamond Discoveries International Corp. Common Stock are entitled


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

to dividends in the discretion of the Board of Directors and payment thereof will depend upon, among other things, the Company's earnings, its capital requirements and its overall financial condition. Diamond Discoveries International Corp. has not paid any cash dividends on its Common Stock since inception and intends to follow a policy of retaining any earnings to finance the development and growth of its business. Accordingly, it does not anticipate the payment of cash dividends in the foreseeable future.

Preferred Stock

      The Company is authorized to issue 20,000,000 shares of preferred stock, par value $.00l per share, none of which has been issued as of July 31, 2000.

Shares Eligible for Future Sale

      The Company has 17,000,000 shares of common stock outstanding, of which 7,000,000 shares are considered "restricted securities" and in the future, may be sold only in compliance with Rule 144 or in an exempt transaction under the Securities Act of 1933, as amended, (the "Act") unless registered under the Act (the "Restricted Shares").

      In general, under Rule 144 as currently in effect, subject to the satisfaction of certain conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned the Restricted Shares of common stock beneficially for at least one year is entitled to sell, within any three month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the common stock is quoted on a national quotation system, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three months preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

                                     PART II

Item 1. Market for Common Equity and Related Stockholder Matters

      The Company plans to list its securities for trading on the OTC Bulletin Board and in the over-the-counter market "pink sheets". The Company's trading symbol is expected to be "DDII". To date, there has been no trading market for the Company's securities.

      Of the Company's 17,000,000 issued and outstanding shares of common stock, 7,000,000 shares are considered "restricted securities" and in the future, may be sold only in compliance with Rule 144 or in an exempt transaction under the Act unless registered under the Act.

      Holders

      As of August 2, 2000, the number of holders of record of common stock, was twelve (12).

      Dividend Policy

      The Company does not anticipate paying any cash dividends on its common stock in the foreseeable future because it intends to retain its earnings to finance the expansion of its business. Thereafter, the declaration of dividends will be determined by the Board of Directors in light of conditions then existing, including, without limitation, the Company's financial condition, capital requirements and business condition.

      The Company is prohibited from paying cash dividends on the common stock until any issued and outstanding preferred stock is converted into common stock.

Item 2. Legal Proceedings

      The Company is not party to any material pending legal proceedings and has no knowledge that any such proceedings are threatened.

Item 3. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

      Not applicable.

Item 4. Recent Sales of Unregistered Securities

      The following paragraphs set forth certain information with respect to all securities sold by the Company within the last three years without registration under the Act. The information includes the names of the purchasers, the date of issuance, the title and number of securities sold and the consideration received by the Company for the issuance of these shares.

      On May 1, 2000, the Company issued 5,000,000 shares of its common stock in the aggregate to the following persons in the amount indicated opposite each person's name:

                 TVP Capital Corp.                   3,450,000
                 Bondy & Schloss                       150,000
                 Tom Franzone                          275,000
                 Vasilik Kalantzkos                    100,000
                 Tunku Mudzaffar Bin Tunku Mustapha    250,000
                 Romeo Dibatista Sr.                   250,000
                 JJAB, LLC                             500,000
                 Kelly Levandowski                      20,000
                 Brian James Murray Loeb                 5,000

      These shares were sold pursuant to Section 4(2) of the Act and were not issued in connection with any public offering.

      On May 20, 2000, the Company, pursuant to a private offering, issued 10,000,000 shares of its common stock to Mr. Louis Lilling for $250,000. Mr. Lilling paid $25,000 of the purchase price of these shares in cash and the remainder in the form of a promissory note. These shares were issued pursuant to Rule 504 of Regulation D of the Securities Act and were not issued in connection with any public offering.

      Pursuant to the Acquisition Agreement dated September 12, 2000, the Company issued 1,000,000 shares of its common stock to each of Messrs. Ferderber and Hawkins in consideration for the acquisition of the Claims. These shares were sold pursuant to Section 4(2) of the Act and were not issued in connection with any public offering.

Item 5. Indemnification of Directors and Officers

      The Delaware General Corporation Law "DGCL," in general, allows corporations to indemnify their directors and officers against expenses actual and reasonable in connection with a proceeding, if a person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation. In the case of a criminal action or proceeding, the director or officer must have no reasonable cause to believe that the person's conduct was unlawful. The DGCL also provides that indemnification is not exclusive, and a corporation may make any other or further indemnification under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, however no indemnification shall be made in respect of any claim which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that, despite the adjudication of liability but in view of all the circumstances, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. However, according to the certificate of incorporation a director will be liable (i) for breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law (iii) for liability under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                     DIAMOND DISCOVERIES INTERNATIONAL CORP.





                          INDEX TO FINANCIAL STATEMENTS

                                                                         PAGE
                                                                         ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                  F-2

BALANCE SHEET
     JULY 31, 2000                                                        F-3

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
     PERIOD FROM APRIL 24, 2000 (DATE OF INCEPTION)
     TO JULY 31, 2000                                                     F-4

STATEMENT OF CASH FLOWS
     PERIOD FROM APRIL 24, 2000 (DATE OF INCEPTION)
     TO JULY 31, 2000                                                     F-5

NOTES TO FINANCIAL STATEMENTS                                           F-6/8



                                      * * *

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders
Diamond Discoveries International Corp.


We have audited the accompanying balance sheet of DIAMOND DISCOVERIES INTERNATIONAL CORP. as of July 31, 2000, and the related statements of changes in stockholders' equity and cash flows for the period from April 24, 2000 (date of inception) to July 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diamond Discoveries International Corp. as of July 31, 2000, and its cash flows for the period from April 24, 2000 (date of inception) to July 31, 2000, in conformity with generally accepted accounting principles.



                                        J.H. Cohn LLP

Roseland, New Jersey
September 13, 2000

                     DIAMOND DISCOVERIES INTERNATIONAL CORP.

                                  BALANCE SHEET
                                  JULY 31, 2000





                                                             ASSETS
                                                             ------

Current assets:
     Cash                                                                                                          $ 69,500
     Prepaid expenses                                                                                                71,047
                                                                                                                   --------
        Total current assets                                                                                        140,547

Mining Claims                                                                                                        90,540
                                                                                                                   --------

        Total                                                                                                      $231,087
                                                                                                                   ========


                                               LIABILITIES AND STOCKHOLDERS' EQUITY
                                               ------------------------------------

Liabilities - advances from stockholders                                                                           $152,337
                                                                                                                   --------

Stockholders' equity:
    Preferred stock, par value $.001 per share; 20,000,000 shares
       authorized; none issued                                                                                         -
    Common stock, par value $.001 per share; 80,000,000 shares
       authorized; 17,000,000 shares issued and outstanding                                                          17,000
    Additional paid-in capital                                                                                      286,750
    Stock subscription receivable                                                                                  (225,000)
                                                                                                                   --------
          Total stockholders' equity                                                                                 78,750
                                                                                                                   --------

          Total                                                                                                    $231,087
                                                                                                                   ========





See Notes to Financial Statements.

                    DIAMOND DISCOVERIES INTERNATIONAL CORP.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 PERIOD FROM APRIL 24, 2000 (DATE OF INCEPTION)
                                TO JULY 31, 2000





                                  Preferred Stock               Common Stock         Additional     Stock
                              ------------------------      ----------------------     Paid-in   Subscription
                                 Shares      Amount           Shares       Amount      Capital     Receivable       Total
                              ------------ -----------      ----------    --------   ----------  ------------     --------

Issuance of shares to
     founders effective as
     of April 24, 2000              -      $    -            4,850,000     $ 4,850     $ (4,850)                   $   -

Issuance of shares as
     payment for legal
     services                                                  150,000         150        3,600                      3,750

Issuance of shares in
     connection with
     acquisition of
     mining claims                                           2,000,000       2,000       48,000                     50,000

Subscription for purchase
     of 10,000,000 shares                                   10,000,000      10,000      240,000     $(225,000)      25,000
                              ------------ -----------      ----------    --------    ---------     ---------      -------

Balance, July 31, 2000              -      $    -           17,000,000     $17,000     $286,750     $(225,000)     $78,750
                              ============ ===========      ==========     =======     ========     =========      =======





See Notes to Financial Statements.

                     DIAMOND DISCOVERIES INTERNATIONAL CORP.

                             STATEMENT OF CASH FLOWS
                 PERIOD FROM APRIL 24, 2000 (DATE OF INCEPTION)
                                TO JULY 31, 2000





Operating activities - cash used for prepaid expenses                                                              $(67,297)
                                                                                                                   --------

Investing activities - cash used for purchase of mining claims                                                      (40,540)
                                                                                                                   --------

Financing activities:
     Advances from stockholders                                                                                     152,337
     Proceeds from sale of common sock                                                                               25,000
                                                                                                                   --------
        Net cash provided by financing activities                                                                   177,337
                                                                                                                   --------

Net increase in cash                                                                                                 69,500

Cash, beginning of period
                                                                                                                       -
                                                                                                                   --------

Cash, end of period                                                                                                $ 69,500
                                                                                                                   ========





See Notes to Financial Statements.

                     DIAMOND DISCOVERIES INTERNATIONAL CORP.

                          NOTES TO FINANCIAL STATEMENTS



Note 1 - Business:

       Diamond Discoveries International Corp. (the "Company") was incorporated in the State of Delaware on April 24, 2000. The Company plans to engage in the exploration and development of mineral resources. As further explained in Note 3, the Company acquired mining rights for 469.05 square kilometers of mining claims for the "Torngat Fields" located in the Province of Quebec, Canada. The Company believes, based upon studies of adjacent lands, that the claims contain diamondiferous kimberlite and it plans to attempt to extract and produce diamonds by exploiting such claims. Management of the Company intends to focus initially on the development of the claims from the earliest stages of exploration until enough appropriate data is accumulated to estimate the economic viability of mining potential diamond deposits, at which time management will determine whether and how to proceed with mining operations. As of July 31, 2000, the Company had not conducted any operations of a commercial nature, it did not hold any interest in a mining property that was in production and its management could not predict if and when it would be able to commence production based on the exploitation of its mining claims.


       The Company's viability and potential success lie in its ability to develop, exploit and generate revenues from mineral deposits obtained through the mining claims it has or may acquire. There can be no assurance that any mineral deposits will be obtained or if obtained that the Company will be able to exploit such deposits. The exploitation and development of mineral deposits involve significant financial risks over a significant period of time. The Company will need substantial additional financial resources to explore and, ultimately, develop producing mines. Management cannot assure that the exploration of the claims the Company has or will acquire may result in any profitable commercial mining operations.


Note 2 - Summary of significant accounting policies:

       Use of estimates:

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

       Concentrations of credit risk:

              The Company maintains its cash in bank deposit accounts, the balances of which, at times, may exceed Federal insurance limits. Exposure to credit risk is reduced by placing such deposits with major financial institutions and monitoring their credit ratings.

                     DIAMOND DISCOVERIES INTERNATIONAL CORP.

                          NOTES TO FINANCIAL STATEMENTS



Note 2 - Summary of significant accounting policies (concluded):

       Recent accounting pronouncements:

              The Financial Accounting Standards Board and the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants had issued certain accounting pronouncements as of July 31, 2000 that will become effective in subsequent periods; however, management of the Company does not believe that any of those pronouncements would have significantly affected the Company's financial accounting measurements or disclosures had they been in effect during the period from April 24, 2000 to July 31, 2000, and it does not believe that any of those pronouncements will have any significant impact on the Company's financial statements at the time they become effective.


Note 3 - Mining Claims:

       On May 21, 2000, the Company acquired the mining claims for the Torngat Fields from Peter Ferderber and S. G. Hawkins, who are also key consultants and advisors to the Company, for total consideration of $90,540, of which $40,540 was paid in cash and $50,000 was the fair value of a total of 2,000,000 shares of the Company's common stock issued to Messrs. Ferderber and Hawkins. The exchange of shares for the mining claims was a noncash transaction that is not reflected in the accompanying statement of cash flows.

       In connection with the acquisition of the mining claims, the Company assigned to the sellers a 1% interest in the "net smelter returns" of the property, one-half of which is payable over the first $50,000,000 (Canadian) of revenues produced from the property. Such interest would terminate once the sellers receive a total of $10,000,000 (Canadian) based on such interest. Net smelter returns are determined by the net amount received from the sale to a smelter or other buyer of ore, ore concentrates or other products produced from the property.

       Mr. Hawkins owns Tandem Resources, Ltd. ("Tandem"). As part of the agreement for the purchase of the mining claims, the Company granted Tandem an option to purchase a 40% interest in a joint venture that would be formed between the Company and Tandem to conduct mining operations related to the claims at such time as the Company has incurred expenditures related to such operations totaling $5,000,000 (Canadian). The exercise price for the option will be $2,000,000 (Canadian).

                     DIAMOND DISCOVERIES INTERNATIONAL CORP.

                          NOTES TO FINANCIAL STATEMENTS



Note 4 - Advances from stockholders:

       Advances from stockholders of $152,337 at July 31, 2000 were noninterest bearing and due on demand.

       Although management does not believe that there is a practical method that can be used to specifically determine the fair value of the advances from stockholders because of the relationship of the Company and its stockholders, it believes that the advances will be repaid on a short-term basis and, accordingly, the carrying value of the advances approximated fair value as of July 31, 2000.


Note 5 - Preferred stock:

       As of July 31, 2000, the Company was authorized to issue up to 20,000,000 shares of preferred stock with a par value of $.001 per share. The preferred stock may be issued in one or more series with dividend rates, conversion rights, voting rights and other terms and preferences to be determined by the Company's Board of Directors, subject to certain limitations set forth in the Company's Articles of Incorporation. No shares of preferred stock had been issued by the Company as of July 31, 2000.


Note 6 - Common stock issued for services:

       During the period from April 24, 2000 to July 31, 2000, the Company issued 150,000 shares of common stock as payment for legal services to be provided subsequent to July 31, 2000. Accordingly, the Company increased prepaid expenses and stockholders' equity by the estimated fair value of the shares which was $3,750. This was a noncash transaction that is not reflected in the accompanying statement of cash flows.


Note 7 - Stock subscription receivable:

       On May 20, 2000, the Company completed the sale of 10,000,000 shares of common stock for $250,000, or $.025 per share, through a private placement intended to be exempt from registration under the Securities Act of 1933. The buyer paid $25,000 in cash and the balance through the issuance of a 10% promissory note in the principal amount of $225,000. Although the note has a stated due date of November 16, 2000, it is subject to payment at any time prior thereto upon demand by the Company. The exchange of shares for a note receivable was a noncash transaction that is not reflected in the accompanying statement of cash flows. In addition, the note receivable is reflected as a reduction of stockholders' equity in the accompanying balance sheet.


                                      * * *

                                    PART III

Item 1. Index to Exhibits

The Following list describes the exhibits filed as part of this Registration Statement on Form 10-SB:

Exhibit Number   Description of Document
--------------   -----------------------

2.1*             Articles of Incorporation as filed on April 24, 2000

2.2*             Bylaws of Diamond Discoveries International Corp.

6.1*             Acquisition Agreement dated September 12, 2000 between the
                 Company and Peter Ferderber, Stanley Hawkins and Tandem
                 Resources Ltd.

6.2*             Prospecting and Survey Agreement between Prospecting Geophysics
                 Ltd and the Company dated August 14, 2000.

6.3*             Transfer of Mining Rights between Peter Ferderber and the
                 Company dated June 20, 2000.

10.1*            Consent of Lavery, de Billy for the Title Opinion of the Mining
                 Exploration Permits.

15.1             Title opinion of Lavery, de Billy on the Mining Exploration
                 Permits.

27.1**           Financial Data Schedule

Item 2. Description of Exhibits

The required exhibits are attached hereto, as noted in Item 1 above.

                                    SIGNATURE

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf the undersigned thereto duly authorized.

Dated: September 20, 2000

                                         Diamond Discoveries International Corp.


                                         By: /s/ Teodosio V. Pangia
                                            ------------------------------------
                                                 Teodosio V. Pangia, CEO


                                       18